                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                            ------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 8)


                             RF Micro Devices, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   749941 10 0
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                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 6, 1999
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)



                               (Page 1 of 4 Pages)


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                                             13D
CUSIP NO. 749941 10 0                                         Page 2 of 4 Pages

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         TRW Inc. ("TRW"), I.D. #34-0575430
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                      (b) ___
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   ____

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio

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 NUMBER OF SHARES      7    SOLE VOTING POWER                     15,935,948
                                                          ----------------------
BENEFICIALLY OWNED     8    SHARED VOTING POWER
                                                          ----------------------
 BY EACH REPORTING     9    SOLE DISPOSITIVE POWER               15,935,948
                                                          ----------------------
   PERSON WITH        10    SHARED DISPOSITIVE POWER
                                                          ----------------------

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,935,948
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         __________

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.1 percent
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  14     TYPE OF REPORTING PERSON

         CO
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                                  SCHEDULE 13D

This Amendment No. 8 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999 and Amendment No. 7 on Schedule 13D filed on October 5, 1999 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale of 1,600,000 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in a single transaction directly with a market maker, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is amended by adding the following paragraph at the conclusion of the third paragraph thereof:

"In conjunction with its ongoing debt reduction efforts, TRW is considering the sale of additional shares of Common Stock in RFMD over the course of the next six to twelve months, as the market permits. TRW's sale of the Common Stock is solely in furtherance of its own debt reduction efforts and is not the result of any changes or contemplated changes in its continuing strategic alliance with RFMD."

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

         (a) TRW beneficially owns 15,935,948 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 20.1 percent of the 79,219,482 shares of Common Stock outstanding as of August 5, 1999, as adjusted for a stock split effected on August 18, 1999. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

         (b) TRW has sole voting and dispositive power with respect to 15,935,948 shares.

         (c) On October 6, 1999, TRW sold 1,600,000 shares of Common Stock of RFMD in a single transaction directly with a market maker for a price of $50.375 per share.

             These shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing and the transactions previously reported by TRW pursuant to its Amendment No. 7 on
Schedule 13D, filed with the Commission on October 5, 1999, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.





                               (Page 3 of 4 Pages)

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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 1999

                                    TRW INC.

                                    By:   /s/ Kathleen A. Weigand
                                          --------------------------------------
                                          Kathleen A. Weigand
                                          Vice President, Assistant General
                                          Counsel and Assistant Secretary






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